John Mahon

202.729.7477	Writer’s E-mail Address
John.Mahon@srz.com

October 6, 2022

VIA EDGAR

Ms. Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Poolit Imagine Fund I, Inc.
Registration on Form N-2
(File No. 811-23811)

Dear Ms. Larkin:

On behalf of Poolit Imagine Fund I, Inc. (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund via phone call on October 5, 2022 with respect to the Fund’s Form N-2 (File No. 811-23811), filed with the Commission on July 1, 2022 (the “Registration Statement”) and the response letters previously filed by the Fund as CORRESP on September 13, 2022 (the “First Response Letter”) and on October 5, 2022 (the “Second Response Letter,” and together with the First Response Letter, the “Prior Response Letters”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. Where revisions to the Registration are referenced in the below responses, such revisions have been included in the Post-Effective Amendment No. 1 to the Registration Statement filed simultaneously with this letter.

1.	Comment: With respect to Footnote (5) to the Fee Table appearing under Item 3 on page A-3, please revise the first sentence to clarify that the co-investment private equity opportunities in which the Fund participates will not involve affiliates of the Fund.

Response: The Fund has revised Footnote (5) in response to the Staff’s comment.

Ms. Lisa Larkin

October 6, 2022

2.	Comment: With respect to Footnote (8) to the Fee Table appearing under Item 3 on page A-3, please revise the footnote to clarify the fact that the Adviser cannot unilaterally terminate the waiver for at least one year, and disclose how the Operating Expense Limitation Agreement can be terminated. Additionally, please include a copy of the Operating Expense Limitation Agreement as an exhibit to Part C of the Registration Statement.

Response: The Fund respectfully notes that the disclosure contained in Footnote (8) as drafted is consistent with the requirements set forth in the Form N-2 instructions. Notwithstanding this, the Fund will revise the referenced footnote to clarify that the waiver described in the Operating Expense Limitation Agreement is irrevocable by the Adviser. The Fund will file a copy of the Operating Expense Limitation Agreement as an exhibit to Part C in response to the Staff’s comment.

3.	Comment: With respect to the following sentence appearing on page A-45 under Item 8 “General Description of the Registrant – The Adviser” of the Registration Statement, please clarify in plain English what the term “passive income streams” means in this context:

“Poolit is an alternative investment platform focused on generating passive income streams to investors.”

Response: The Fund has revised the above-referenced sentence as follows in response to the Staff’s comment:

Poolit is an alternative investment platform focused on ~~generating passive income streams to investors~~expanding investors’ access to alternative investments and empowering more people to realize their financial potential by participating in the returns frequently generated by alternative assets.

4.	Comment: With respect to the following language from the Fund’s response to Comment #28 in the First Response Letter, please clarify what the Fund considers “promptly” to mean in the context of Rule 14e-1 of the Exchange Act.

Response: The Fund advises the Staff on a supplemental basis that payment for Shares properly tendered and accepted for payment in connection with the Fund’s share repurchase program under Rule 14e-1 of the Exchange Act would generally be expected to be made within three to seven business days following the expiration of the tender offer. The Fund notes that the process for handling such payments is going to be handled by the Fund’s transfer agent, which is generally expected to receive approval to process payments on the morning of the second business day following expiration of the tender offer, after the submitted tenders had been reviewed and verified. The Fund therefore believes that such payment will be made promptly in the manner required under Rule 14e-1 under the Exchange Act.

Ms. Lisa Larkin

October 6, 2022

5.	Comment: The Staff acknowledges the responses in the Prior Response Letters regarding the Staff’s view that closed-end funds similar to the Fund should impose a minimum initial investment requirement of at least $25,000. Notwithstanding the points discussed in the Prior Comments Letters, the Staff’s view remains unchanged. Please revise the Registration Statement to include such a requirement.

Response: The Fund acknowledges the Staff’s comment. For the reasons cited in the Prior Response Letters, the Fund respectfully declines to incorporate the requested change in the Registration Statement, in view of the fact that (i) the Commission will not be asked to take any specific action, including providing for accelerated effectiveness, of the Registration Statement, as it was not filed with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), (ii) there does not appear to be any specific regulatory authority pursuant to which the Staff would otherwise be permitted to impose a minimum investment requirement in the manner contemplated by the Staff’s comment, and (iii) the Commission did not opt to include any similar minimum investment requirement when adopting Rule 506(c) under the Securities Act, pursuant to which the Fund intends to conduct its private placement offering. The Fund remains open, however, to engaging in further discussions the Staff regarding this topic.

ACCOUNTING COMMENTS

6.	Comment: With respect to the Fee Table appearing under Item 3 on page A-3, please confirm that the value reflected in the “Management Fee” row in the redline attached to the First Response Letter is accurate in light of the Fund’s anticipate use of leverage.

Response: The Fund has determined that it will not utilize leverage during its first year of operations and has removed all references to the use of leverage throughout the Registration Statement during such period. Accordingly, the Fund has also revised the values shown in the Fee Table (including the amount shown in the “Management Fee” row) to reflect the fact that no leverage will be used during this period.

7.	Comment: With respect to Footnote (9) to the Fee Table appearing under Item 3 on page A-4, please clarify in the disclosure that the Fund may only make repayments to the Adviser pursuant to the O&O Expense Limitation Agreement if such repayment does not cause the Fund’s O&O Expenses (including the amount of repayment) to exceed either (1) the Reimbursement Limit in place at the time such amounts were incurred or paid by the Adviser on the Fund’s behalf, or (2) the Fund’s current Reimbursement Limit.

Response: The Fund has revised the above-referenced footnote in response to the Staff’s comment.

Ms. Lisa Larkin

October 6, 2022

8.	Comment: With respect to the subsection titled “Valuation of the Fund’s Investment Interests” which appears on page A-24, please confirm that the valuation disclosure contained in the Registration Statement is consistent with the Fund’s valuation policies and procedures in light of the recent effectiveness of Rule 2a-5.

Response: The Fund confirms on a supplemental basis that the above-referenced disclosure is consistent with the Fund’s valuation policies and procedures in light of the recent effectiveness of Rule 2a-5. The Fund confirms that, pursuant to the valuation policies approved by the Board at a meeting on September 29, 2022, the Adviser serves as the valuation designee to the Fund for purposes of Rule 2a-5, and that the valuation policies permit the Adviser in its discretion to retain one or more third-party valuation firms to assist with its responsibilities thereunder.

9.	Comment: With respect to the same section referenced in the previous comment, the Staff notes that the second sentence of the first paragraph states the following:

“Accordingly, there would likely be less certainty regarding valuations made with respect to Underlying Fund investments in the absence of net asset value information from any such Underlying Funds.”

Please explain why this sentence is considered necessary disclosure.

Response: The Fund has removed the above-referenced sentence in response to the Staff’s comment.

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	John Kernan/ U.S. Securities and Exchange Commission
Jay Williamson/ U.S. Securities and Exchange Commission
John Lee/ U.S. Securities and Exchange Commission
Andrea O. Magovern/ U.S. Securities and Exchange Commission
Dakotah Rice/ Poolit, Inc.
Jonathan Boyer/ Poolit, Inc.